Exhibit 2.35

Palm, Inc.

400 N. McCarthy Blvd.

Milpitas, California 95035

June 3, 2003

PalmSource, Inc.

1240 Crossman Avenue

Sunnyvale, California 94089

Re: Cash Contributions from Palm, Inc. to PalmSource, Inc.

Ladies and Gentlemen:

We refer to the Master Separation Agreement, effective as of December 3, 2001 (the “Master Separation Agreement”), between Palm, Inc., a Delaware corporation (“Palm”), and PalmSource, Inc., a Delaware corporation (“PalmSource”), and the exhibits thereto and any other agreements and documents relating to the separation of Palm and PalmSource (the “Separation”).

In connection with the Separation, Palm has contributed cash to PalmSource. The parties hereby acknowledge and agree that Palm has contributed to PalmSource such amounts of cash on such dates as set forth in Appendix A hereto. The parties acknowledge and agree that neither party shall dispute the amount of the cash contributions set forth on Appendix A hereto and neither party shall use this letter as a basis for any such dispute. The parties further acknowledge and agree that Palm will contribute an additional $6,000,000 in cash to PalmSource upon the distribution date of a transaction in which Palm distributes its shares of PalmSource’s capital stock to Palm’s stockholders (a “Distribution Transaction”), provided that such Distribution Transaction is not preceded by an initial public offering of PalmSource’s capital stock. The $6,000,000 cash contribution referenced in this paragraph and the cash contributions set forth in Appendix A hereto do not include any intercompany loans advanced by Palm under the Amended and Restated Intercompany Loan Agreement, dated as of June 3, 2003 (as amended by the Assignment and Assumption Agreement, dated as of the date hereof, the “Intercompany Loan Agreement”), by and between Palm and PalmSource Holding Company, a Delaware corporation, or any amounts that may be contributed by Palm as a contribution to capital to PalmSource upon a Distribution Transaction pursuant to the terms and conditions of the Intercompany Loan Agreement.

Please countersign where indicated below, to indicate the acknowledgement and agreement of PalmSource to the foregoing.

Very truly yours,

PALM, INC.

By:	/s/ JUDY BRUNER
Name:	Judy Bruner
Title:	CFO

Letter to PalmSource, Inc. Re: Cash Contributions

Acknowledged and agreed:

PALMSOURCE, INC.

By:	/s/ AL WOOD
Name:	Al Wood
Title:	CFO

Appendix A

[Appendix A has been omitted. A copy of this appendix will be furnished supplementally to the Commission upon request.]